Exhibit 4.9

Condensed Interim Consolidated Financial Statements

Nuvei Corporation

(Unaudited)

For the three and six months ended June 30, 2021 and 2020

(in thousands of US dollars)

Nuvei Corporation

Consolidated Statements of Financial Position

(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2021 $	December 31, 2020 $
Assets
Current assets
Cash		533,688	180,722
Trade and other receivables	5	40,806	32,055
Inventory		344	80
Prepaid expenses		5,186	4,727
Income taxes receivable		8,779	6,690
Current portion of advances to third parties	6	6,694	8,520
Current portion of contract assets		1,698	1,587

Total current assets before segregated funds		597,195	234,381
Segregated funds		610,347	443,394

Total current assets		1,207,542	677,775
Non-current assets
Advances to third parties	6	28,104	38,478
Property and equipment		16,316	16,537
Intangible assets	4	556,638	524,232
Goodwill	4	995,155	969,820
Deferred tax assets		9,517	3,785
Contract assets		1,019	1,300
Processor deposits		5,454	13,898
Other non-current assets		1,987	1,944

Total Assets		2,821,732	2,247,769

Nuvei Corporation

Consolidated Statements of Financial Position

(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2021 $	December 31, 2020 $
Liabilities
Current liabilities
Trade and other payables	7	91,906	64,779
Income taxes payable		17,152	7,558
Current portion of loans and borrowings	8	7,228	2,527
Other current liabilities		8,067	7,132

Total current liabilities before due to merchants		124,353	81,996
Due to merchants		610,347	443,394

Total current liabilities		734,700	525,390
Non-current liabilities
Loans and borrowings	8	501,993	212,726
Deferred tax liabilities		47,077	50,105
Other non-current liabilities		6,478	1,659

Total Liabilities		1,290,248	789,880

Equity
Equity attributable to shareholders
Share capital	9	1,631,777	1,625,785
Contributed surplus		24,084	11,966
Deficit		(146,398)	(211,042)
Accumulated other comprehensive income		11,931	22,470

		1,521,394	1,449,179
Non-controlling interest		10,090	8,710

Total Equity		1,531,484	1,457,889

Total Liabilities and Equity		2,821,732	2,247,769

Contingencies	17

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss

(Unaudited)

For the three and six months ended June 30

(in thousands of US dollars, except for share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021 $	2020 $	2021 $	2020 $
Revenue	10	178,239	83,325	328,719	166,564
Cost of revenue	10	33,124	13,561	60,308	28,729

Gross profit		145,115	69,764	268,411	137,835
Selling, general and administrative expenses	10	95,870	50,893	184,306	105,759

Operating profit		49,245	18,871	84,105	32,076

Finance income	11	(912)	(1,449)	(1,771)	(2,795)
Finance costs	11	3,432	24,083	6,747	55,342

Net finance costs		2,520	22,634	4,976	52,547

Loss (gain) on foreign currency exchange		1,691	(18,286)	1,246	27,433

Income (loss) before income tax		45,034	14,523	77,883	(47,904)
Income tax expense		6,120	558	11,179	474

Net income (loss)		38,914	13,965	66,704	(48,378)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		4,310	(16,357)	(10,539)	23,310

Comprehensive income (loss)		43,224	(2,392)	56,165	(25,068)

Net income (loss) attributable to:
Common shareholders of the Company		37,830	13,216	64,644	(49,377)
Non-controlling interest		1,084	749	2,060	999

		38,914	13,965	66,704	(48,378)

Comprehensive income (loss) attributable to Common shareholders of the Company		42,140	(3,141)	54,105	(26,067)
Non-controlling interest		1,084	749	2,060	999

		43,224	(2,392)	56,165	(25,068)

Net income (loss) per share	12
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.27	0.16	0.47	(0.58)
Diluted		0.26	0.15	0.45	(0.58)
Weighted average number of common shares outstanding
Basic		138,719,227	84,606,171	138,462,027	84,605,470
Diluted		143,265,259	86,992,447	142,991,370	84,605,470

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Cash Flows

(Unaudited)

For the six months ended June 30

(in thousands of US dollars)

	Notes	2021 $	2020 $
Cash flows from operating activities
Net income (loss)		66,704	(48,378)
Adjustments for:
Depreciation of property and equipment		2,780	2,702
Amortization of intangible assets		38,958	31,631
Amortization of contract assets		1,017	1,076
Share-based payments		9,058	735
Net finance costs	11	4,976	52,547
Loss on foreign currency exchange		1,246	27,433
Impairment on disposal of a subsidiary	4b	—	487
Income tax expense		11,179	474
Changes in non-cash working capital items	16	14,265	(6,138)
Interest paid		(5,435)	(29,424)
Income taxes paid		(5,754)	(304)

		138,994	32,841

Cash flows from (used in) investing activities
Business acquisitions, net of cash acquired	4a	(88,930)	—
Proceeds from the sale of a subsidiary, net of cash	4b	—	18,896
Decrease in other non-current assets		9,787	321
Net decrease (increase) in advances to third parties	6	5,982	(473)
Acquisition of property and equipment		(2,419)	(1,292)
Acquisition of intangible assets		(8,706)	(6,842)

		(84,286)	10,610

Cash flows from (used in) financing activities
Transaction costs related to loans and borrowings		(5,373)	(452)
Proceeds from exercise of stock options	9	3,968	—
Proceeds from issuance of share capital		—	150
Proceeds from loans and borrowings	8	300,000	56,999
Repayment of loans and borrowings		—	(84,185)
Payment of lease liabilities		(1,327)	(1,218)
Dividend paid by subsidiary to non-controlling interest		(680)	(400)

		296,588	(29,106)

Effect of movements in exchange rates on cash		1,670	806

Net increase in cash		352,966	15,151
Cash – Beginning of period		180,722	60,072

Cash – End of period		533,688	75,223

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Changes in Equity

(Unaudited)

For the six months ended June 30

(in thousands of US dollars)

		Attributable to shareholders of the Company
	Notes	Share capital $	Contributed surplus $	Deficit $	Accumulated other comprehensive income (loss) $	Non-controlling interest $	Total equity $
Balance as at January 1, 2020		450,523	1,603	(104,812)	(10,385)	7,090	344,019
Contributions and distributions
Exercise of stock options		193	—				193
Equity-settled share-based payments		—	692	—	—	—	692
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(400)	(400)
Net income (loss) and comprehensive income (loss)		—	—	(49,377)	23,310	999	(25,068)

Balance as at June 30, 2020		450,716	2,295	(154,189)	12,925	7,689	319,436

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889
Contributions and distributions
Exercise of stock options	9, 15	5,992	(2,024)	—	—	—	3,968
Equity-settled share-based payments, including tax impact		—	14,142	—	—	—	14,142
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(680)	(680)
Net income (loss) and comprehensive income (loss)		—	—	64,644	(10,539)	2,060	56,165

Balance as at June 30, 2021		1,631,777	24,084	(146,398)	11,931	10,090	1,531,484

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

1	Reporting entity

Nuvei Corporation (“Nuvei” or the “Company”) is a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”)

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbols “NVEI” and “NVEI.U”.

2	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020.

Certain comparative figures related to foreign currency exchange gains or losses have been reclassified to conform with the presentation for the current year. Accordingly, for the three months ended June 30, 2020, a foreign currency exchange gain of $21,417 included in net finance costs and a foreign currency exchange loss of $3,131 included in Selling, general and administrative expenses (“SG&A”) were reclassified to loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. For the six months ended June 30, 2020, a foreign currency exchange loss of $25,093 included in net finance costs and a foreign currency exchange loss of $2,340 included in Selling, general and administrative expenses (“SG&A”) were reclassified to loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. These reclassifications had no impact on net income or net income per share. The Company believes this will provide more relevant information on foreign currency exchange and improve comparability of SG&A expenses and net finance costs in the consolidated statement of profit or loss.

These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 9, 2021.

Operating segments

The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America.

Seasonality of interim operations

The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

Estimates, judgments and assumptions

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 except those described below. Actual results may differ from these estimates, judgments and assumptions.

COVID-19 impact on judgments, assumptions and estimation uncertainties

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the condensed interim consolidated financial statements for the three and six months ended June 30, 2021 has been limited. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.

Expense recognition of share-based payments with performance conditions

The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions which is difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

3	Significant accounting policies and other changes in the current reporting period

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidation financial statements excepts for those described below.

Share-based payments with performance conditions

The Company has granted stock options and performance share units (“PSU”) that vest upon reaching certain objectives. At the grant date, the Company assesses whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and revises those estimates and related expense until the final outcome is known.

New accounting standards and interpretations issued but not yet adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods beginning on January 1, 2022 or later. There were no significant updates to the standards and interpretations issued but not yet adopted described in the annual audited consolidated financial statements.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

4	Business combinations

a)	Acquisition

If the final purchase price allocation for a business combination is incomplete, the Company will report provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

Base Commerce LLC

On January 1, 2021, the Company acquired substantially all of the assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totalled $92,678 including a cash amount of $6,186 placed in escrow in connection with adjustments to the purchase price or indemnification per the purchase agreement. The remaining amount consists of a contingent consideration of $3,004 which is contingent upon meeting certain performance metrics. Since the initial purchase price allocation was disclosed, contingent consideration has been reduced by $4,000 and trade and other payables have increased by $650 and those adjustments have been reflected as an adjustment of $3,350 to goodwill. The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date:

Adjusted $
Assets acquired
Cash	744
Segregated funds	122,139
Trade and other receivables	8,481
Property and equipment	160
Prepaid expenses	42
Processor deposits	1,385
Intangible assets
Trademarks	2,221
Technologies	8,645
Partner and merchant relationships	45,165
Goodwill (deductible for tax purposes)	31,849

220,831
Liabilities assumed
Trade and other payables	(6,014)
Due to merchants	(122,139)

92,678

Total consideration
Cash paid	89,674
Contingent consideration	3,004

92,678

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

To finance the cash consideration noted above, on December 31, 2020, the Company increased its credit facility by amending its credit agreement to add a term loan of $100,000.

Goodwill arising from this acquisition mainly consists of assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets.

Base contributed revenues of $28,935 to the Company for the period from the acquisition date to June 30, 2021. Acquisition costs of $268 have been expensed and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss for the six months ended June 30, 2021.

b)	Disposal of subsidiary

In May 2020, the Company disposed of CreditGuard, a wholly owned subsidiary of the Company, to the MAX group, for $21,108 including adjustments of $1,108. The measurement of the assets and liabilities of CreditGuard at fair value less cost to sell resulted in an impairment of $338 being recognized in selling, general and administrative expenses in the six months ended June 30, 2020.

Assets and liabilities sold comprise the following:

$
Goodwill	7,664
Intangible assets	9,689
Trade and other receivables	1,673
Other assets	1,864

Assets disposed	20,890

Accounts payable and accrued liabilities	779
Other liabilities	728

Liabilities disposed	1,507

Cash proceeds, net of $2,063 in cash	19,045

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

5	Trade and other receivables

	June 30, 2021 $	December 31, 2020 $
Trade receivables	38,133	26,657
Investment tax credits	697	805
Other receivables	1,976	4,593

Total	40,806	32,055

6	Advances to third parties

Advances to third parties comprise the following:

	June 30, 2021 $	December 31, 2020 $
Advances to a third party independent sales organization Other	34,543 255	46,680 318

	34,798	46,998
Current portion	(6,694)	(8,520)

Long-term portion	28,104	38,478

The movement in the advances to a third party independent sales organization is as follows:

Six months ended June 30, 2021 $
Balance, beginning of period	46,680
Interest on advances to third parties	1,680
Merchant residuals received	(5,919)
Fair value true-up	91
Settlement of advances to a third party*	(7,989)

Balance, end period	34,543

*

In accordance with the agreements, these advances to a third party were settled in exchange for a fixed portfolio of merchant contracts upon expiry of the minimum guarantee for the first three years. The portfolio of merchant contracts was recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

7	Trade and other payables

Trade and other payables comprise the following:

	June 30, 2021 $	December 31, 2020 $
Trade payables	24,203	20,307
Accrued bonuses and other compensation-related liabilities	18,092	13,541
Employees’ tax withholdings	11,837	—
Sales tax	9,250	6,073
Interest payable	1,591	1,212
Due to processors	5,669	3,644
Due to merchants not related to segregated funds	14,016	14,823
Other accrued liabilities	7,248	5,179

	91,906	64,779

8	Loans and borrowings

The terms and conditions of the Company’s loans and borrowings are as follows:

		June 30, 2021		December 31, 2020
	Notes	Facility $	Carrying amount $	Facility $	Carrying amount $
Amended and Restated Credit Facility	(a), (b)
First lien credit facilities
Term loan facilities		511,971	501,501	211,971	206,481
Revolving credit facility		350,000	—	100,000	—

Total credit facilities			501,501		206,481
Lease liabilities			7,720		8,772

			509,221		215,253
Current portion of loans and borrowings			(7,228)		(2,527)

Loans and borrowings			501,993		212,726

Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.

a)	Amended and restated credit facility

On June 18, 2021, the Company renegotiated the terms of its Credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. Outstanding principal of the

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

term loan will be payable quarterly at an annual rate of 1.00% and remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the company has borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.

i)

Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR[1] plus 1.50% (December 31, 2020 – 3.00%) or the adjusted eurocurrency[2] rate plus 2.50% (December 31, 2020 – 4.00%). As at June 30, 2021, the outstanding Term loan facilities interest rate was 3.00% (December 31, 2020 – 4.75%).

ii)

Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at June 30, 2021 and December 31, 2020 there was no loan denominated in Canadian dollars.

iii)

In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate (“SOFR”), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.

b)	Guarantees and covenants

Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 8.00 : 1.00 for period ending December 31, 2020 and June 30, 2021, with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company’s total debt, calculated as long-term debt less unrestricted cash. The Company is in compliance with all applicable covenants as at June 30, 2021 and December 31, 2020.

9	Share capital

The Company issued 935,129 Subordinate Voting Shares for a cash consideration of $3,968 during the six months ended June 30, 2021 following the exercise of stock options.

There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the six months ended June 30, 2021 as a result of two bought deal secondary offerings.

There were 76,064,619 Multiple Voting Shares and 63,042,955 Subordinate Voting Shares outstanding as at June 30, 2021.

[1]	The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50% (2020 – 1.75%).
[2]	The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50% (2020 – 0.75%).

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

10	Revenue and expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2021 $	2020 $	2021 $	2020 $
Revenue
Merchant transaction and processing services revenue	176,062	81,344	324,352	161,944
Other revenue	2,177	1,981	4,367	4,620

	178,239	83,325	328,719	166,564

Cost of revenue
Processing cost	31,989	12,575	58,165	26,031
Cost of goods sold	1,135	986	2,143	2,698

	33,124	13,561	60,308	28,729

Selling, general and administrative expenses
Commissions	36,288	15,498	65,239	31,911
Depreciation and amortization	20,740	17,020	41,738	34,333
Employee compensation	23,014	13,564	44,037	27,718
Professional fees	6,522	2,811	13,442	4,604
Share-based payments	4,953	402	9,058	735
Transaction losses (recovery)	(664)	1,002	1,155	1,472
Contingent consideration adjustment	—	(1,270)	—	(1,270)
Other	5,017	1,866	9,635	6,256

	95,870	50,893	184,306	105,759

11	Net finance costs

	Three months ended June 30,		Six months ended June 30,
	2021 $	2020 $	2021 $	2020 $
Finance income
Interest on advances to third parties	(912)	(1,449)	(1,771)	(2,795)

Finance costs
Interest on loans and borrowings (excluding lease liabilities)	3,281	13,818	6,451	29,300
Change in redemption amount of liability-classified Class A common shares	—	4,820	—	15,451
Change in redemption amount of subsidiary’s preferred shares	—	1,030	—	2,035
Interest on unsecured debentures	—	4,387	—	8,496
Interest expense on lease liabilities	99	27	205	57
Other interest expense	52	1	91	3

	3,432	24,083	6,747	55,342

Net finance costs	2,520	22,634	4,976	52,547

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

12	Net income (loss) per share

Prior to the Initial Public Offering (“IPO”) on September 22, 2020, the Company had three categories of potential dilutive securities: convertible liability-classified shares, unsecured convertible debentures due to shareholders and stock options. Since the IPO, stock options, Restricted Share Units (“RSUs”) and PSUs are considered to be potentially dilutive.

Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. For the three months and six months ended June 30, 2021, and for the three months ended June 30, 2020, anti-dilutive stock options were excluded from the calculation of diluted net income per share. As a result of net loss incurred for the six months ended June 30, 2020, the potential dilutive securities have been excluded from the calculation of diluted loss per share because including them would be anti-dilutive.

	Three months ended June 30,			Six months ended June 30,
	2021 $	2020 $	2021 $	2020 $
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	37,830	13,216	64,644	(49,377)

Weighted average number of common shares outstanding – basic*	138,719,227	84,606,171	138,462,027	84,605,470
Effect of dilutive securities	4,546,032	2,386,276	4,529,343	—

Weighted average number of common shares outstanding – diluted*	143,265,259	86,992,447	142,991,370	84,605,470

Net income (loss) per share attributable to common shareholders of the Company:
Basic	0.27	0.16	0.47	(0.58)
Diluted	0.26	0.15	0.45	(0.58)

*

The weighted average number of common shares outstanding prior to the IPO has been adjusted to take into consideration the Reorganization described in Note 17 of the audited consolidated financial statements.

13	Related party transactions

Transactions with key management personnel

Key management personnel compensation comprises the following:

	Three months ended June 30,		Six months ended June 30,
	2021 $	2020 $	2021 $	2020 $
Salaries and short-term employee benefits	1,379	754	2,746	1,794
Share-based payments	2,417	303	3,868	527

	3,796	1,057	6,614	2,321

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

Other related party transactions

			Transaction value
			Three months ended June 30,		Six months ended June 30,
			2021 $	2020 $	2021 $	2020 $
Expenses – Travel	(i	)	271	303	271	783
Unsecured convertible debentures due to shareholders	(ii	)	—	4,387	—	8,497

			271	4,690	271	9,280

(i)	In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
(ii)

In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the IPO in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the IPO.

14	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Financial assets and financial liabilities

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

As at June 30, 2021 and December 31, 2020, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

	Notes	Fair value hierarchy	June 30, 2021 $	December 31, 2020 $
Advances to a third party independent sales organization	6	Level 3	34,543	46,680
Loan Payment Pro (“LPP”) put option liability		Level 3	1,036	1,036
Investments		Level 3	1,148	1,148
Investments		Level 1	1,168	1,093
Base contingent consideration	4	Level 3	3,004	—

The following table presents the changes in level 3 items for the six months ended June 30, 2021:

	Advances to a third party independent sales organization $	LPP put option liability $	Investments $	Base contingent consideration $
Balance at January 1, 2021	46,680	1,036	1,148	—
Business combination	—	—	—	3,004
Merchant residuals received, net of interest on advances to third parties	(4,239)	—	—	—
Settlement of advances to a third party	(7,989)	—	—	—
Fair value true-up	91	—	—	—

Balance at June 30, 2021	34,543	1,036	1,148	3,004

Below are the assumptions and valuation methods used in the level 3 fair value measurements:

•

the fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no material change to the assumptions used as at December 31, 2020.

•

the fair value assumptions for the LPP put option liability is determined using the Black-Scholes method; the main assumption is the fair value of the units in LPP which is determined to be $13,128 as at June 30, 2021; and

•

the fair value of Base contingent consideration is determined using the calculation in the purchase agreement. The main assumption is the forecast of expected future cashflows. Changes made to the initial purchase price allocation to reflect facts and circumstances that existed at the acquisition date are disclosed in note 4.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

15	Share-based payment arrangements

The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, PSUs and Deferred Share Units (“DSUs”) to eligible participants.

During the six months ended June 30, 2021, the Company awarded 142,500 RSUs and 3,194 DSUs. RSUs and DSUs will be settled by the issuance of shares at the exercise date.

The table below summarizes the changes in the outstanding stock options for the six months ended June 30, 2021:

	Number of options	Weighted average exercise price $
Outstanding, beginning of period	6,970,505	16.59
Forfeited	(162,605)	26.52
Granted	300,637	60.79
Exercised	(935,129)	4.24

Outstanding, end of period	6,173,408	20.35

Options exercisable, end of period	2,272,789	3.95

The weighted average grant date fair value of the stock options granted during the six months ended June 30, 2021 was $15.60. Fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price	$60.79
Exercise price	$60.79
Risk-free interest rate	0.81%
Expected volatility	32.1%
Dividend yield	—
Expected term	4.0 years

During the six months ended June 30, 2021, 214,286 stock options and 141,122 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. The market condition associated with the PSUs was considered using a Monte Carlo simulation to estimate the Company’s potential future share price.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

16	Supplementary cash flow disclosure

	Six months ended June 30,
	2021	2020
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(270)	2,083
Inventory	(264)	146
Prepaid expenses	(418)	(945)
Contract assets	(812)	(1,015)
Trade and other payables	17,337	1,036
Other current and non-current liabilities	(1,308)	(7,443)

	14,265	(6,138)

17	Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s condensed interim consolidated financial statements.

18	Subsequent event

On August 3, 2021, the Company acquired Mazooma Technical Services Inc., a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The initial consideration for this acquisition totalled $59,360 thousands Canadian dollars of which $44,987 thousands Canadian dollars ($36,041) was paid in cash and the remaining paid with the issuance of 138,522 Subordinate Voting Shares to the sellers. The acquisition also includes contingent consideration of up to a total maximum consideration, including the initial consideration, of $400,000 thousands Canadian dollars ($320,456). The contingent consideration is subject to meeting certain performance metrics over a three-year period.